UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 76

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

Sono Group N.V. (the “Company”) furnished a report on Form 6-K on February 22, 2024 (the “Original Filing”) to the U.S. Securities and Exchange Commission (the “SEC”) relating to a change in the Company’s certifying accountant. This Amendment No. 1 on Form 6-K/A replaces the Original Filing.

Change in Registrant’s Certifying Accountants

This report on Form 6-K/A is submitted in connection with a change of auditor by the Company. PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (“PwC”) has served as the Company’s independent registered public accounting firm since 2020. On January 31, 2024, PwC declined to stand for re-appointment to serve as the independent registered public accounting firm for the audits of the Company’s financial statements for the financial year ending December 31, 2023.

The audit report of PwC on the Company’s financial statements as of and for the fiscal years ended December 31, 2022 and 2021 filed with the SEC did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that PwC’s audit report on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2022 and December 31, 2021 included an explanatory paragraph indicating that there was substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2022 and 2021, and in the subsequent interim period through January 31, 2024, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with PwC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement(s) in its reports on the consolidated financial statements for such years, and (ii) there were no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F) except for the material weaknesses in the Company’s internal controls over financial reporting disclosed in Part II, Item 15 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on December 22, 2023.

In accordance with Item 16F(a)(3) of Form 20-F, the Company provided PwC with a copy of the above disclosure and requested that PwC furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of PwC’s letter, dated March 1, 2024, is filed as Exhibit 16.1 to this Form 6-K/A.

Exhibit	Description of Exhibit

16.1	Letter of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft dated March 1, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ George O'Leary
	Name:	George O'Leary
	Title:	Managing Director

Date: March 1, 2024